Exhibit 21.1

LIST OF SUBSIDIARIES AND OWNERSHIP

Bundled Builder Solutions Inc., a Delaware corporation (wholly owned subsidiary)

Floor Art, LLC, an Arizona limited liability company (wholly owned by Bundled Builder Solutions Inc.)

Builder Design Center, LLC, an Arizona limited liability company (wholly owned by Bundled Builder Solutions Inc.)

Builders Investment Group II, LLC, an Arizona limited liability company (50% owned by Bundled Builder Solutions Inc.)